UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

—————————

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

—————————

For the month of January 2014

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

Kuwait

Veolia to build the desalination plant

at the Az Zour North complex for 320 million euros

Paris, January 13, 2014 – Veolia Environnement has just won the contract to build the seawater desalination plant at the Az Zour North complex in Kuwait for 320 million euros.

Under this EPC (Engineering, Purchasing and Construction) contract won in partnership with Hyundai Heavy Industries, Veolia, through its subsidiary Sidem, will build a plant with a daily production capacity of 486,400 cubic meters of water. Hyundai will be responsible for building the 1,500-MW power station. All the electricity generated and the water produced will be purchased by the Kuwaiti government for 40 years. Work will begin before the end of 2013 and is scheduled for completion by the end of 2016. The Az Zour desalination plant will account for approximately 20% of Kuwait’s installed capacity.

Sidem is one of the few companies in the world with complete command of thermal desalination technologies. The technology chosen for Az Zour North, Multi-effect distillation

(MED), is able to adapt to fluctuations in water demand over time. Additionally, it is one of the lowest energy consuming and most robust desalination techniques available on the market, and so the most economically efficient as well. With a portfolio of more than 250 projects, representing more than 80% of the global market share, Veolia is the undeniable leader for this desalination process.

The construction of this desalination plant is part of the Az Zour North electricity generation and water production project located 100 kilometers south of the Kuwaiti capital. Awarded a year ago to the consortium of GDF Suez Energy International (France), Sumitomo Corporation (Japan) and Abdullah Hamad Al-Sager and Brothers (Kuwait), this is the country’s first public-private partnership for an independent water and power project (IWPP). This project is part of the long-term plan to develop Kuwait’s installed electricity generation and water production capacity.

In 2010, Veolia had already been selected to build the Az Zour South water desalination plant, for which it opted for reverse osmosis membrane technology. With a daily capacity of 136,000 cubic meters of water, this plant is currently in the start-up phase.

“Veolia’s high-tech solutions for water services, as for environmental services and energy, are what differentiates the company from the international competition in this region of the Middle East that requires innovative solutions”, says Antoine Frérot, Chairman and Chief Executive Officer of Veolia Environnement. “We are honored to be working with Kuwait on its infrastructure policy to underpin its development and serve its growing population.”

*****

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With 220,000 employees*, the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in three complementary segments: water management, waste management and energy management. Veolia Environnement recorded revenue of €29.4 billion* in 2012. www.veolia.com

(* ) Excluding Transdev employees and revenues currently under divestment

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contacts:

Ronald Wasylec – Tel +33 1 71 75 12 23

Ariane de Lamaze – Tel +33 (0)1 71 75 06 00

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 13, 2014

VEOLIA ENVIRONNEMENT

By:   /s/ Antoine Frérot
Name: Antoine Frérot

Title: Chairman and Chief Executive Officer